EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 28, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS

THIS REPORT IS COMPOSED OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF THE FINANCIAL STATEMENTS REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE FOR THE FIRST QUARTER ENDED MARCH 31, 2002.

TABLE OF CONTENTS

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (US GAAP) AND, UNLESS OTHERWISE INDICATED, FIGURES ARE IN Ch$ AS OF MARCH 31, 2002. THE OBSERVED RATE OF EXCHANGE ON SUCH DATE WAS US$ 1.00 = Ch$ 655.90

UNAUDITED CONSOLIDATED BALANCE SHEETS
Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of March 31, 2002 and in millions of United States dollars (except number of shares and per-share amounts)

	Notes	March 31, 2001 ChS	March 31, 2002 ChS	2002 US$
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		130,306	114,323	174.3
Marketable securities	3(a)	40,679	77,459	118.1
Accounts and notes receivable, net	3(b)	163,454	187,759	286.3
Due from related companies	6(a)	14,992	9,003	13.7
Inventories, net	3(c)	27,641	34,411	52.5
Deferred income taxes	3(k)	73,067	52,690	80.3
Telephone service accrued but not yet billed	1 (p)	78,640	82,893	126.4
Provisional tax payment, net		36,962	29,859	45.5
Other current assets	3(d)	77,133	41,658	63.4
Total current assets		**642,874**	**630,055**	**960.5**
PROPERTY, PLANT AND EQUIPMENT, NET	**3(e)**	**2,090,223**	**1,957,191**	**2,984.0**
GOODWILL, NET	**3(g)**	**210,618**	**198,331**	**302.4**
OTHER ASSETS, NET	**3(f)**	**129,899**	**153,532**	**234.1**
TOTAL ASSETS		**3,073,614**	**2,939,109**	**4,481.0**
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Bank borrowings	3(I)	24,671	21,778	33.2
Current maturities of long-term debt	3(I)	235,931	197,046	300.4
Accounts payable and accrued liabilities	3(h)	195,108	279,222	425.7
Due to related companies	6(a)	54,929	14,577	22.2
Other		9,180	5,775	8.9
Total current liabilities		**519,819**	**518,398**	**790.4**
LONG-TERM LIABILITIES:				
Bank borrowings	3(I)	574,054	443,559	676.3
Long-term debt	3(I)	596,535	586,103	893.6
Accrued severance indemnities		30,174	32,585	49.7
Due to related companies	6(b)	7,335	25,248	38.5
Deferred income taxes	3(k)	192,216	198,580	302.8
Total long-term liabilities		**1,400,314**	**1,286,075**	**1,960.9**
MINORITY INTEREST		**36,214**	**36,690**	**55.9**
COMMITMENTS AND CONTINGENCIES	8	-	-	-
SHAREHOLDER'S EQUITY:				
Common Stock:				
No par value shares Authorized fully paid and outstanding (2000 and 2001: 873,995,447 Series A and 83,161,638 Series B)	5(a)	810,077	810,077	1,235.0
Accumulated other comprehensive loss		(4,653)	(5,805)	(8.9)
Retained earnings		311,843	293,674	447.7
Total shareholders' equity		**1,117,267**	**1,097,946**	**1,673.8**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**3,073,614**	**2,939,109**	**4,481.0**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of March 31, 2002 and in millions of United States dollars (except number of shares and per-share amounts)

	Notes	*For the three-month periods ended March 31,* 2001 ChS	2002 ChS	2002 US$
OPERATING REVENUES:				
Fixed telephony		101,487	93,685	142.8
Long distance service		18,528	18,220	27.8
Mobile communications		44,422	47,455	72.4
Corporate customer communications		15,257	18,331	27.9
Information systems services		25,186	23,198	35.4
Other various services		6,684	7,405	11.3
Total operating revenues		**211,564**	**208,294**	**317.6**
OPERATING COSTS AND EXPENSES:				
Operating salaries and related costs		23,230	21,052	32.1
Depreciation		62,785	63,995	97.6
Cost of long distance service and interconnections		12,104	13,282	20.3
Provision for doubtful accounts		5,846	4,140	6.3
Cost of telecommunications equipment sold		8,484	8,060	12.3
Cost of systems development		7,574	5,816	8.9
Third-party contracts		17,673	12,319	18.8
Various rental costs		4,265	4,424	6.7
Materials		1,384	1,767	2.7
Other operating costs	2(a)	11,062	12,229	18.6
Administrative and selling costs		37,657	32,962	50.3
Total operating costs and expenses		**192,064**	**180,046**	**274.6**
Operating income		**19,500**	**28,248**	**43.0**
OTHER INCOME (EXPENSES):				
Interest income		3,243	3,356	5.1
Interest expense, net of capitalized interest		(23,467)	(25,155)	(38.4)
Monetary correction		(1,738)	(12,291)	(18.7)
Other, net	2(b)	(5,864)	31	0
Total other expenses, net		**(27,826)**	**(34,059)**	**(52,0)**
Income (loss) before income tax		**(8,326)**	**(5,811)**	**(9.0)**
Income tax	2(c)	429	(3,505)	(5.2)
Minority interest		(406)	(320)	(0.5)
Net income (loss)		**(8,303)**	**(9,636)**	**(14.7)**
OTHER COMPREHENSIVE INCOME:				
Translation adjustment		185	98	0.1
Unrealized holdings gains (losses) on available-for sale securities, net of tax		(2,161)	(530)	(0.8)
Comprehensive income (loss)		**(10,279)**	**(10,166)**	**(15.4)**
Basic earnings (losses) per common share	5(b)	(8,67)	(10,06)	(0.02)
Diluted earning (losses) per common share	5(b)	(8,67)	(10,06)	(0.02)
Weighted average number of shares outstanding	5(b)	957,157,085	957,157,085	957,157,085

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of March 31, 2002 and in millions of United States dollars (except number of shares and per-share amounts)

	Outstanding Number of shares		*Common Stock*	*Retained Earnings*	*Accumulated Other Comprehensive Income*	*Total Shareholders' Equity*
	Series A	*Series B*	*Ch$*	*Ch$*	*Ch$*	*Ch$*
Balance as of December 31, 1999	873,995,447	83,161,638	810,077	446,058	560	1,256,695
Dividends	-	-	-	-	-	-
Translation adjustment	-	-	-	-	(513)	(513)
Net loss for the year	-	-	-	15,265	-	15,265
Balance as of March 31, 2000	**873,995,447**	**83,161,638**	**810,077**	**461,323**	**47**	**1,271,447**
Balance as of December 31, 2000	873,995,447	83,161,638	810,077	320,146	(2,677)	1,127,546
Translation adjustment	-	-	-	-	185	185
Unrealized holding loss on available for sale securities, net of tax	-	-	-	-	(2,161)	(2,161)
Net loss for the year	-	-	-	(8,303)	-	(8,303)
Balance as of March 31, 2001	**873,995,447**	**83,161,638**	**810,077**	**311,843**	**(4,653)**	**1,117,267**
Balance as of December 31, 2001	873,995,447	83,161,638	810,077	303,310	(5,373)	1,108,014
Dividends	-	-	-	-	-	-
Translation adjustment	-	-	-	-	98	98
Unrealized holding loss on available for sale securities, net of tax	-	-	-	-	(530)	(530)
Net loss for the year	-	-	-	(9,636)	-	(9,636)
Balance as of March 31, 2002	**873,995,447**	**83,161,638**	**810,077**	**293,674**	**(5,805)**	**1,097,946**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of March 31, 2002 and in millions of United States dollars (except number of shares and per-share amounts)

	Notes	2001 ChS	2002 ChS	2002 US$
OPERATING ACTIVITIES				
Net loss		(8,303)	(9,636)	(14.7)
Adjustment to reconcile net income (loss) to net cash provided				
By operating activities:				
Depreciation and amortization		63,348	64,258	98.0
Provision for severance indemnities		4,924	1,090	1.7
Deferred income taxes	2	(2,252)	1,585	2.4
Monetary correction		1,738	12,291	18.7
Provision for obsolescence		265	450	0.7
Other provisions for personnel benefits		3,608	2,319	3.5
(Gain)/ loss on Sale of investments		-	(1,999)	(3.0)
(Gain)/ Loss on Sale of property, plant and equipment		(16)	120	0.2
Non-invoiced provisioned services		(6,350)	(8,806)	(13.4)
Allowance for doubtful accounts		5,846	4,140	6.3
Amortization of goodwill		3,829	3,623	5.5
Provision for tax recovery		-	(1,388)	(2.1)
Income tax provision		1,823	1,920	2.9
Provision for interest expenses		745	6,427	9.8
Provision for asset write-offs		651	-	-
Minority interest		406	320	0.5
Other, net		(3,872)	(2,342)	(3.6)
Changes in assets and liabilities:				
Marketable securities				
Purchases		(202,732)	(216,750)	(330.5)
Disposals		220,734	254,818	388.5
Accounts Receivable		6,371	12,127	18.5
Inventories		(3,914)	(1,977)	(3.0)
Other current assets		(22,631)	(15,784)	(24.1)
Accounts payable and accrued liabilities		(9,180)	(21,404)	(32.6)
Payment of severance indemnities		(1,371)	(185)	(0.3)
Interest payable		(5,332)	(4,133)	(6.3)
Other accounts payable related to non-operating results		(3,478)	(2,903)	(4.4)
Total adjustments		**53,160**	**87,177**	**133.0**
Net cash provided by operating activities		**44,857**	**78,181**	**119.3**
INVESTING ACTIVITIES:				
Additions to property, plant and equipment		(35,370)	(11,402)	(17.4)
Acquisitions of business, net of cash acquired		(67)	(2,920)	(4.5)
Proceeds from sales of investments in related companies			5,515	8.4
Sale of property, plant and equipment		58	279	0.4
Investment expenses		(408)	(1,075)	(1.6)
Investment revenues		466		
Net cash used in investing activities		**(35,321)**	**(9,603)**	**(14.7)**
FINANCING ACTIVITIES:				
Increase in bank borrowings and debentures		3,594	3	0.0
Repayment of long-term debt		(15,061)	(38,223)	(58.3)
Repayment of loan from related company		-	(253)	(0.4)
Dividends paid		-	-	-
Expenses from debenture placement		-	-	-
Other, net		559	11	0.0
Net cash provided by (used in) financing activities		**(10,908)**	**(38,462)**	**(58.7)**
Net (decrease) increase in cash and cash equivalents		**(1,372)**	**30,116**	**45.9**
Cash and cash equivalents beginning of year		131,678	84,207	128.4
Cash and cash equivalents at end of year		**130,306**	**114,323**	**174.3**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of March 31, 2002 and in millions of United States dollars (except per-share amounts and as otherwise noted)

1. Summary of Significant Accounting Policies:

(a) ***Basis of presentation:*** The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) ***Basis of consolidation:*** The consolidated financial statements include the accounts of Compañía de Telecomunicaciones de Chile S.A. (herein referred to as "Telefónica CTC Chile" or the "Company") and its majority-owned subsidiaries. All significant transactions and balances among the consolidated companies have been eliminated in consolidation. Compañía de Telecomunicaciones de Chile S.A. operates under the name of Telefónica CTC Chile.

Investments in more than 20% but less than 50%-owned companies are accounted for under the equity method. Investments which are 20%- or less owned are accounted for under the cost method.

As of March 31, 2001 and 2002, the consolidated group (the "Company") consists of Telefónica CTC Chile and the subsidiaries noted in the table below in which the Company controls over 50% of the voting shares.

	Percentage participation as of March 31,			
Company name	*2001*	*2002*		
	Total	*Direct*	*Indirect*	*Total*
CTC Isapre S.A.	99.99	99.99	-	99.99
CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	99.99	-	99.99
CTC Marketing e Información S.A. (Nexcom S.A.)	80.00	-	-	-
CTC Transmisiones Regionales S.A.(188 Mundo Telefónica)	99.16	99.16	-	99.16
Telefonica Gestión de Servicios Compartidos Chile S.A.	-	99.90	0.09	99.99
CTC Internacional S.A.	100.00	100.00	-	100.00
Telefónica Móvil S.A.	99.99	99.99	-	99.99
Fundación Telefónica Chile	50.00	50.00	-	50.00
Globus 120 S.A.	99.99	99.99	-	99.99
Telefónica Empresas CTC Chile S.A.	99.99	99.99	-	99.99
Telemergencia S.A.	-	99.67	0.32	99.99
Administradora de Telepeajes de Chile S.A.	63.99	-	79.99	79.99
Comunicaciones Mundiales S.A.	99.65	-	99.65	99.65
Telefónica Data Chile S.A.	99.99	-	99.99	99.99
Comunicaciones Empresariales S.A.	59.99	-	99.99	99.99
Tecnonáutica S.A.	99.99	-	99.99	99.99
Infochile S.A.	99.99	-	99.99	99.99
Portal de Pagos e Información S.A.	99.99	-	99.99	99.99
Infoera S.A.	99.99	-	99.99	99.99
Invercom S.A.	99.99	-	99.99	99.99
Comunicaciones Intercom S.A.	99.99	-	99.99	99.99
Sociedad Nacional de Procesamiento de Datos S.A. (Sonda S.A.) (1)	59.99	-	59.99	59.99

(1) Includes certain majority-owned subsidiaries not presented herein.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

1. Summary of Significant Accounting Policies, continued:

(c) Regulation: Telefónica CTC Chile provides telecommunications services in Chile and, therefore, is subject to the regulatory control of the Chilean Undersecretary of Telecommunications. Maximum tariff rates for regulated services are determined by a joint decree of the Ministry of Transport and Telecommunications and the Ministry of Economics for five-year periods by applying an economic model that is predicated on certain assumptions as to cost, efficiency and growth of a hypothetical company providing only regulated services, based on a rate of return commensurate with the actual regulated company's market cost of capital. Although changes in rates for services are computed by using this model, Telefónica CTC Chile's real rate of return is not fixed, and thus, can outperform or underperform the model. Accordingly, U.S. accounting standards that relate to an operation whose rates are regulated on the basis of its actual costs generally are not applicable to these financial statements.

(d) Constant currency restatement: All amounts in the financial statements and notes are expressed in constant Chilean pesos as of March 31, 2002, unless otherwise stated. The financial statements have been price-level restated in order to reflect the effect of changes on the purchasing power of the Chilean currency. The inclusion price-level restatement in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. All non-monetary assets and liabilities and income statement amounts have been restated to reflect the changes in the Chilean consumer price index from the date they were acquired or incurred to period-end.

The purchasing power gain included in income reflects the effect of Chilean inflation on the monetary liabilities owed by Telefónica CTC Chile during each period, net of the loss resulting from the effect of inflation on monetary assets held.

Prior period financial statements and information presented for comparative purposes have been updated to March 31, 2002 constant Chilean pesos. The updating is required to make such statements and information comparable to current information. It does not change the prior period's statements or information in any way except to update the amounts to constant Chilean pesos as of March 31, 2002.

The price-level restatements referred to above, and the updating of prior period financial statements, are based on the "prior month rule", in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

1. __Summary of Significant Accounting Policies__, continued:

(d) Constant currency restatement, continued:

The values of the Chilean consumer price index are as follows:

	Index	*Change since Previous March 31*
		%
December 31, 2000	106.94	3.0
March 31, 2001	107.48	3.5
December 31, 2001	109.76	2.1
March 31, 2002	110.26	2.6

The values of the Chilean consumer price index for price-level restatement purposes are as follows:

	Index	*Change since Previous November 30*
		%
November 30, 2000	106.82	4.7
February 28, 2001	106.97	0.1
November 30, 2001	110.10	3.1
February 28, 2002	109.68	(0.4)

(e) Foreign currency: Assets and liabilities denominated in foreign currencies are translated into Chilean pesos at rates of exchange reported by the Central Bank of Chile at the end of the period. The related transaction gains and losses are reflected in net income. Rates of exchange reported by the Central Bank of Chile for the following foreign currency are as follows (historical pesos per unit of foreign currency):

	As of March 31,	
	2001	*2002*
	Ch$	*Ch$*
U.S. Dollar	594.97	655.90
Pound Sterling	843.92	934.86
German Marks (1)	266.75	-
Euro	521.72	570.94
Spanish Peseta (1)	3.13	-
Japanese Yen	4.72	4.95

(1) Beginning January 1, 2002 these currencies are converted to the Euro

(f) Indexation: Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of accounts. The principal index-linked unit used in Chile is the *Unidad de Fomento* ("UF"), which changes daily to reflect the changes in the Chilean consumer price index. Some of Telefónica CTC Chile's short-term investments and much of its long-term debt are denominated in UFs. As Telefónica CTC Chile's indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation. Values for the UF are as follows (historical pesos per UF):

	Ch$
December 31, 2000	15,769.92
March 31, 2001	15,813.07
December 31, 2001	16,262.66
March 31, 2002	16,197.66

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

1. <u>Summary of Significant Accounting Policies</u>, continued:

(g) Foreign investments: In accordance with Technical Bulletin N° 64 of the Chilean Association of Accountants and the provisions of Official Circular N° 5294 of the *Superintendencia de Valores y Seguros*, the Company accounts for its permanent foreign investments established in countries defined by Technical Bulletin N° 64 as being unstable and whose activities do not constitute an extension of the parent company's operations, remeasuring such amounts into in US dollars. Differences between the Chilean consumer price index-adjusted Chilean peso and the US dollar are accounted for as a charge or credit to the equity component called "Accumulated other comprehensive income". Foreign exchange differences on US dollar denominated liabilities, which have been designated as a hedge against such investments, are also included in the same equity account to the extent the hedge is effective. This rule applies to the foreign subsidiary Sonda S.A. ("Sonda").

(h) Cash equivalents: Bank time deposits and cash securities that have a ready market and an original maturity of 90 days or less are considered cash equivalents.

(i) Marketable securities: Marketable securities include Chilean government debt securities, repurchase agreements with banks and investments in shares of less than 20% owned companies, which are classified as held-to-maturity, trading or available-for-sale, as defined in statement of financial accounting standards No. 115. Unrealized holding gains and losses on available-for-sale are included in "Comprehensive income (loss)" less applicable taxes.

(j) Inventories: Consumable supplies are stated at average cost. Telecommunications equipment held for sale is stated at the lower of weighted average cost or net realizable value value.

(k) Property, plant and equipment: Property, plant and equipment are carried at cost less accumulated depreciation. Gains or losses on disposal of property, plant and equipment are recognized in the period of disposal and are included in "Other income".

Costs of maintenance and repairs are expensed as incurred unless such costs increase the useful life or productivity of the related assets, in which case the costs are capitalized when incurred. The interest cost on debt directly or indirectly related to construction of projects is capitalized during the period of construction.

Capital lease assets are recorded at present value, which is calculated using the contracted monthly installments plus the purchase option at the interest rate implicit in the respective contract. The related obligation is included in "Current maturities of long-term debt" and "Long-term debt" in the Balance Sheets, net of deferred interest costs. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

The Company owns a certain amount of idle assets which continue to be depreciated over their useful lives. As of March 31, 2001 and 2002, the amounts of such idle assets are Ch$ 26,045 and Ch$ 14,093, with accumulated depreciation of Ch$ 15,306 and Ch$ 6,387, respectively.

(l) Depreciation: Depreciation on assets owned and assets acquired under capital leases are computed using the straight-line method over the related assets' estimated useful lives. The depreciation rates employed have been approved by the Undersecretary of Telecommunications and are summarized as follows:

	<u>Range of Rates</u>
Buildings	1% to 4%
Central exchange equipment	8.33% to 10%
Subscriber's equipment	5% to 14.28%
External plant	2.5% to 8.33%
Office furniture and equipment	10% to 20%
Other	10% to 20%

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

1. __Summary of Significant Accounting Policies__, continued:

(m) Goodwill: Goodwill originated in the purchase of consolidated affiliates is amortized over periods of 10 to 20 years, depending on the underlying economic facts.

(n) Vacation liability: Telefónica CTC Chile accrues the liability for future compensation to employees for vacations vested during the year.

(o) Income tax: Telefónica CTC Chile recognizes in its financial statements the effect of the temporary differences that arise from different treatment of certain items for tax and financial reporting (See note 2c).

(p) Revenue recognition: Revenues include income from contract fees and services rendered but not billed at each period end, which have been valued at contracted rates existing at each respective period end. Amounts for services rendered not billed are included in current assets in "Telephone service accrued but not yet billed". Service revenue from cellular operations for prepaid and contract customer includes local subscriber revenue and outcollect roaming revenues accrued based on minutes of traffic.

(q) Industry segment: Telefónica CTC Chile's main activity is the provision of basic telephony service, which includes services within Chile's 24 primary service areas, and includes local service, line connection, interconnection services, value-added services and supplementary services.

In addition, Telefónica CTC Chile's principal subsidiaries operate in the following different segments of the telecommunications industry:

Compañía de Teléfonos de Chile – Transmisiones Regionales S.A. ("Telefónica Mundo 188") and Compañía de Telecomunicaciones de Chile Globus 120 S.A. ("Globus") offer domestic and international long-distance voice, data and image transmission services. Additionally, Telefónica Mundo 188 offers intermediate services, which involves transporting the traffic of other long distance carriers through its nationwide network.

Compañía de Telecomunicaciones de Chile – Equipos y Servicios S.A. ("CTC-Equipos") is in charge of the administration of public telephones, interior line installation and equipment maintenance services.

Telefónica Móvil de Chile S.A. ("Telefónica Móvil") provides cellular and mobile data transmission services.

Telefónica Empresas CTC Chile S.A. ("Telefónica Empresas") serves Telefónica CTC Chile's large business and institutional customer accounts, and operates Telefónica CTC Chile's private telecommunications services, including data transmission and dedicated lines.

(r) Financial derivative contracts:

Beginning January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively "SFAS 133"), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

The Company records its swap agreements at their estimated fair value and forward contracts between the U.S. dollar or Euro and the Chilean peso are valued at the fair value based on the forward exchange rate. The initial premium or discount on these contracts is deferred and included in determining net income over the life of the contract. In the event that the term of the forward contract calls for multiple settlements within the term of such contract, the portion of a premium or discount

(r) Financial derivative contracts, continued

is amortized over the term preceding such settlement. Under the previous accounting standard, forward contracts were also recorded at fair value as they were considered operational in nature, and did not qualify for hedge accounting treatment.

While the Company enters into derivatives for the purpose of mitigating its global interest and foreign currency risks, these operations do not meet the requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

Certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Company separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values, recognizing changes in earnings when they occur.

(s) Computer software: The costs of computer software purchased by Telefónica CTC Chile are deferred and amortized using the straight-line method over four years.

(t) Advertising Cost: The costs of advertising are charged to income in the year in which they are incurred. These costs amounted to Ch$7,010 and Ch$5,945 for the three-month periods ending March 31, 2001 and 2002 respectively.

(u) Recoverability of assets: The Company continually reviews long lived assets to evaluate whether changes have occurred that would suggest that such assets may be impaired based on the estimated undiscounted cash flows over their remaining recoverable period. If this review indicates that the remaining estimated useful life requires revision or that the full balance is not recoverable, the carrying amount of the long lived assets is reduced by the estimated shortfall of cash flows on a discounted basis.

(v) Reclassifications: Certain reclassifications have been made to prior year balances to conform to the current year presentation.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. Income Statement Information:

	For the three-month periods ended March 31,	
	2001	*2002*
	Ch$	*Ch$*
(a) Other operating costs:		
Medical service	1,500	1,241
Phone directory printing	730	1,107
Advisors and fees	510	449
Ticket fares and travel expenses	340	187
Electric power	1,061	1,060
Amortization of goodwill	3,829	3,623
Insurances	301	215
Transport expenses	294	203
Other	2,497	4,144
Total	**11,062**	**12,229**
(b) Other income (expenses), net:		
Gain (loss) from investments in related companies	(969)	(357)
Loss from former investments	-	-
Costs of corporate restructuring (1)	(3,260)	-
Provision for tax recovery		1,388
Amortization of bond placement payments	(409)	(443)
Severance and provisions	(75)	(834)
Amortization and assets write off	-	(438)
Miscellaneous, net	(1,151)	715
Total	**(5,864)**	**31**

1. This amount includes the difference between the current value of the provision for severance indemnities and the amount of severance payments made to retired employees, as well as additional severance payments made to personnel that voluntarily joined an early retirement plan.

(c) Income taxes and deferred taxes	*For the three-month periods ended March 31,*	
	2001	*2002*
	Ch$	*Ch$*
Income tax:		
Current	1,823	1,920
Deferred	(2,252)	1,585
Total	**(429)**	**3,505**

Significant temporary differences arise from the fact that certain items are treated differently for tax and financial reporting purposes, primarily accelerated depreciation, severance indemnities, provisions, capitalization of interest, tax losses and others.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. *Income Statement Information, continued:*

During 2001, the corporate income tax rate was increased in Chile. The new tax rates are discussed in Note 3k. Taxes at the Chilean statutory corporate rate are reconciled to Telefónica CTC Chile's effective tax rate as follows:

	For the three-month periods ended March 31,	
	2001	*2002*
	Ch$	*Ch$*
Tax provision (benefit) at statutory Chilean tax rates	1,823	1,920
Permanent differences between accounting and tax bases:		
Price-level restatement not accepted for tax purposes	192	(863)
Dividends received		1,388
Amortization of goodwill	496	711
Non-taxable items	9	104
Effect of differences between ChGAAP and U.S. GAAP	(2,074)	(2,370)
Permanent differences, principally price level restatement	552	778
Other	(1,427)	1,837
Income tax expense	**(429)**	**3,505**
	%	%
Effective tax rate	**(5.16)**	**36.37**

(1) Although the corporate income tax rate in effect under Chilean law remained at 16.0%, the tax rate recorded by Telefónica CTC Chile in 2002 was 0.0% due to taxable losses recorded in 2002.

(2) Although Telefónica CTC Chile recorded taxable losses during 2001 and 2002, certain of Telefónica CTC Chile's subsidiaries recorded taxable income thus giving rise to provisions for income taxes.

3. Balance Sheet Information:

(a) Marketable securities

Marketable securities as of each year-end are as follows:

	For the three-month periods ended March 31,	
	2001	*2002*
	Ch$	*Ch$*
Marketable securities:		
Cost plus accrued indexation and interest	46,863	85,102
Adjustment to fair value	113	162
Unrealized loss on securities held as available for sale	(6,297)	(7,805)
Fair value	**40,679**	**77,459**

The Company classifies marketable securities as available for sale securities as defined in Statement of Financial Accounting Standards No. 115. The unrealized loss on these securities is included in "Other comprehensive income". Of the unrealized loss as of March 31, 2001 and 2002, Ch$6,237 and Ch$7,789 relate to a loss on shares of Terra Networks S.A. which have no maturity. The maturities of marketable securities are the following as of March 31, 2002:

Year of Maturity	*Amount* *Ch$*
2002	35,452
2003	0
2004	0
2005	26,463
No stated maturity	15,544
Total	**77,459**

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

3. Balance Sheet Information, continued:

(b). Accounts and notes receivable, net

Accounts and notes receivable as of each year-end are as follows:

	For the three-month periods ended March 31,	
	2001	2002
	Ch$	Ch$
Accounts and notes receivable:		
Trade accounts	277,343	231,546
Trade notes	10,378	10,853
Due from employees	11,032	10,330
Accounts receivable from Metrópolis Intercom	8,356	1,632
Allowance for doubtful accounts and notes	(155,876)	(77,777)
Other accounts and notes receivable	12,221	11,175
Accounts and notes receivable, net	**163,454**	**187,759**

(c) Inventories, net

Inventories as of each year-end include the following:

	For the three-month periods ended March 31,	
	2001	2002
	Ch$	Ch$
Inventories:		
Equipment for sale	19,364	10,834
Consumable supplies	12,970	25,024
Allowance for obsolescence	(4,693)	(1,447)
Total	**27,641**	**34,411**

(d) Other current assets

Other current assets as of each year-end are the following:

	For the three-month periods ended March 31,	
	2001	2002
	Ch$	Ch$
Other current assets:		
Forward exchange contract receivables	42,908	11,113
Prepaid expenses	10,395	10,467
Cellular equipment	14,100	8,394
Advanced union bonus payments	3,097	801
Suppliers advances	1,610	2,741
Phone books and yellow pages	643	1,926
Prepaid customs duties	1,521	
Deferred financial charges	1,709	2,024
Other current assets	1,150	4,192
Total	**77,133**	**41,658**

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

3. Balance Sheet Information, continued:

(e) Property, plant and equipment, net

Property, plant and equipment as of each year-end are the following:

	For the three-month periods ended March 31,	
	2001	*2002*
	Ch$	*Ch$*
Property, plant and equipment:		
Land	28,570	28,942
Building	195,712	195,949
Telephone plant and equipment:		
Central exchanges	1,336,597	1,398,795
External plant	1,321,634	1,323,941
Subscribers' equipment	454,412	450,968
Office furniture and equipment	95,265	102,929
Construction in progress (1)	233,672	196,695
Other property, plant and equipment	63,858	39,654
Sub-total	**3,729,720**	**3,737,873**
Accumulated depreciation	(1,639,497)	(1,780,682)
Property,plant and equipment, net	**2,090,223**	**1,957,191**

(1) Interest expense capitalized on construction of plant and equipment totaled Ch$5,765 and Ch$2,808 for the three-month periods ended March 31, 2001, and 2002, respectively.

	For the three-month periods ended March 31,	
	2001	*2002*
	Ch$	*Ch$*
Assets recorded under capital leases included in property, plant and equipment		
Cost	28,814	11,637
Accumulated depreciation	(13,180)	(6,598)
Total, net	**15,634**	**5,039**

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

3. Balance Sheet Information, continued:

(f) Other assets, net

Other assets as of each year-end are the following:

	For the three-month periods ended March 31,	
	2001	*2002*
	Ch$	*Ch$*
Other assets:		
Long-term receivables:		
Trade (loans at an interest rate of 4% per annum plus adjustment for inflation) (1)	6,130	7,213
Non-trade	21,134	18,752
Exchange insurance	8,232	2,729
Employees (loans at an interest rate of 2% per annum plus adjustment for inflation) (1)	5,596	2,251
Deferred prior-service cost of severance indemnities (See note 7)	8,569	7,172
Deferred charge for change in discount rate of severance indemnities (See note 7)	1,503	885
Unamortized expenses on debentures issued	8,432	7,239
Unamortized expenses on loan agreements	3,321	837
Computer software	26,590	58,287
Investments in related companies	10,627	15,863
Investments in other companies	1,048	666
Submarine cables use rights	12,007	16,711
Prepaid rent (electric post)	5,173	2,199
Deferred union contract bonus (Net)	837	-
Suppliers advances	2,127	6,059
Commercial projects under development	5,056	934
Other assets	3,517	5,735
Total	**129,899**	**153,532**

(1) Accrued interest receivable of long-term trade and employee receivables is recorded in Trade Notes and Due From Employees in Accounts and Notes Receivable.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

3. Balance Sheet Information, continued

(g) Goodwill, net

Goodwill related to investments made in companies which have been consolidated totaled Ch$246,454 in 2001 and Ch$249,593 in 2002 with accumulated amortization amounts of Ch$35,836 and Ch$51,262 as of March 31, 2001 and 2002, respectively. Goodwill accounted for during 2001 and 2002 resulted primarily from the following investments:

On June 29, 2001, Telefónica CTC Chile contributed Ch$2,916, equivalent to 3,209,203 shares representing the 28.84% of Atento Chile S.A. Such contribution was materialized through the contribution of fixed assets, cash, and 2,135,024 shares of CTC-Marketing e Información S.A. owned by Telefónica CTC Chile. This transaction originated goodwill in the amount of Ch$575 for Telefónica CTC Chile.

On October 19, 2001 Telefónica Empresas S.A. acquired 40% of Administradora de Telepeajes de Chile S.A., which the subsidiary Sonda S.A. previously owned, for Ch$ 96, creating goodwill of Ch$ 96.

(h) Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities as of each year-end are the following:

	For the three-month periods ended March 31,	
	2001	*2002*
	Ch$	*Ch$*
Accounts payable and accrued liabilities:		
Trade accounts and notes	175,579	254,853
Dividends	263	1,452
Salaries	19,266	22,917
Total	**195,108**	**279,222**

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

3. __Balance Sheet Information__, continued:

(i) Bank borrowings

Short-term and long-term bank borrowings and long-term debt as of each year-end are the following:

	For the three-month periods ended March 31,	
	2001	*2002*
	Ch$	*Ch$*
Short-term bank borrowings:		
Bank borrowings, interest rates of 3.66% to 5.99% in 2002 and 5.18% to 7.91% in 2001	24,671	21,778
Subtotal	**24,671**	**21,778**
Current maturities of long-term debt:		
UF bank loans, interest rates of 6.10% to 7.98% in 2002 and 4.38% to 6.16% in 2001	33,936	20,681
US$ bank loans, interest rates of 2.19% to 3.31% in 2002 and 5.82% to 8.10% in 2001	166,401	143,706
Euro bank loans, interest rate of 6.20% in 2001	58	-
DM bank loans, interest rate of 6.88% in 2001	700	-
UF debentures maturing through 2020, interest rates of 5.50% to 6.75% in 2002 and 5.50% to 6.75% in 2001	23,327	22,967
US$ debentures (Yankee Bonds), interest rates of 7.625% to 8.375% in 2002 and 2001	4,440	4,664
Euro debentures, interest rate of 5.375% in 2002 and 2001	3,727	4,032
Other	3,342	996
Subtotal	**235,931**	**197,046**
Total	**260,602**	**218,824**
Long-term bank borrowings:		
UF bank loans, interest rates of 3.26% to 3.43% in 2002 with 4.68% to 7.00% in 2001, maturing through 2005	97,996	64,913
US$ bank loans, interest rates of 2.59% to 3.43% in 2002 and 5.38% to 8.10% in 2001, maturing through 2006	390,383	378,600
Euro bank loans, interest rate of 6.39% in 2001	85,633	-
Ch$ bank loans, interest rate of 11.75% in 2002 and 2001, maturing through 2003	42	46
Subtotal	**574,054**	**443,559**
Long-term debt:		
UF debentures maturing through 2020 with interest rates of 5.50% to 6.75% in 2002 and 2001.	184,439	164,038
US$ debentures (Yankee Bonds), interest rates of 7.625% to 8.375% in 2001 and 2000, maturing through 2006	243,919	262,181
Euro debentures, interest rate of 5.375% in 2001 and 2000, maturing through 2004	106,917	114,114
US$ supplier financing, interest rates of 7.34% in 2001.	22,610	-
UF capital leases, interest rates of 7.85% to 11.50%, maturing through 2004	6,909	4,907
Deferred customs duties	5,868	-
Foreign exchange forwards contract liabilities	17,141	31,719
Other	8,732	9,144
Subtotal	**596,535**	**586,103**
Total	**1,170,589**	**1,029,662**

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

3. __Balance Sheet Information__, continued:

(j) Bank borrowings, continued

The following payments of bank borrowings and long-term debt, including capital leases and current maturities, are scheduled to be paid during each of the periods indicated:

	Capital Leases	*Other*	*Total*
	Ch$	*Ch$*	*Ch$*
2002 (including accrued interest)	1,357	195,689	197,046
2003	1,312	190,626	191,938
2004	1,177	336,848	338,025
2005	1,055	249,952	251,007
2006	1,506	145,731	147,237
2007 and thereafter	2,929	98,526	101,455
Total	**9,336**	**1,217,372**	**1,226,708**

The present value as of March 31, 2002 of net short and long-term minimum lease payments totaled Ch$985 and Ch$6,443, respectively. The imputed interest totals Ch$1,908.

(k) Deferred income taxes

On September 28, 2001, the Chilean corporate income tax rate was increased from the current level of 15% to 16% for 2002, 16.5% for 2003, and 17% for 2004 and thereafter. As of March 31, 2002, the deferred tax balances include the rate increases.

The components of net deferred income taxes as of each year-end are as follows:

	For the three-month periods ended March 31,			
	2001		***2002***	
	Current Asset	***Long-term Liability***	***Current Asset***	***Long-term Liability***
	Ch$	***Ch$***	***Ch$***	***Ch$***
Depreciation	-	175,374	-	199,013
Severance indemnities	-	7,112	-	7,719
Provisions	27,358	-	14,337	(160)
Capitalization of interest	-	5,765	-	449
Tax losses (1)	42,399	-	36,068	(13,938)
Others	3,310	3,965	2,285	5,497
Total	**73,067**	**192,216**	**52,690**	**198,580**

(1) Under the current Chilean law, tax losses can be carried forward indefinitely.

4. Supplementary Cash Flow Information:

	For the three-month periods ended March 31,	
	2001	*2002*
	Ch$	*Ch$*
Interest paid (net of amounts capitalized)	27,002	21,316
Income taxes paid	1,541	1,620
Plant and equipment acquired by assuming directly related long-term debt or entering into capital leases	270	130

5. Shareholders' Equity

(a) ***Common stock**:* Telefónica CTC Chile's capital is represented by no-par-value shares divided into two series (Series A and Series B). The rights of both series of shares are identical, except that the Series A shareholders as a class appoint six directors and the Series B shareholders as a class appoint one director.

(b) ***Earnings per share:*** Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share during any period is calculated assuming that the convertible debentures had been converted at the beginning of the period, after adjusting net income for interest accrued on the convertible debt, net of income taxes. During 2000, 2001 and 2002, there were no convertible securities, warrants or similar instruments convertible into common stock outstanding.

(c) ***Placement of shares on international markets:*** On July 27, 1990, Telefónica CTC Chile issued 110,488,729 Series A shares in the international markets. Telefónica CTC Chile listed these shares on the New York Stock Exchange in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs). At the time the ADR program was established, each ADS represented 17 Series A shares of Telefónica CTC Chile. Effective January 2, 1997, this ratio was changed to 4 Series A shares of Telefónica CTC Chile per ADS.

(d) ***Dividends:*** In accordance with Chilean law, dividends may only be paid out of earned income as determined in accordance with accounting principles generally accepted in Chile ("Ch GAAP"). Such principles differ from US GAAP. As of March 31, 2002, retained earnings determined under US GAAP were Ch$146,082 lower than retained earnings determined under Ch GAAP.

Unless the General Shareholders' Meeting resolves otherwise by the unanimous vote of all the issued shares, Chilean law requires that Telefónica CTC Chile distribute as cash dividends at least 30% of the net income of the preceding year, as determined in accordance with Ch GAAP.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

5. __Shareholders' Equity__, continued:

__Dividends__, continued:

Regarding fiscal year 2001, on April 26, 2001 the Ordinary General Shareholders' Meeting was informed that it was the intention of the Company's Board of Directors to distribute approximately 30% of the Company's net income through the payment of three interim dividends in the months of August and November 2001 and February 2002, and to propose at the Annual General Shareholders' Meeting the payment of a final dividend, payable in May 2002.

On July 25, 2001, October 24, 2001 and January 10, 2002 Telefónica CTC Chile's Board of Directors agreed to cancel the first, second and third interim dividend payments of 2001, which would have had to be paid in August and November 2001 and February 2002, respectively. The cancellation was based on the accumulated loss in the first nine moths of this year 2001.

On April 5, 2002, Telefónica CTC Chile held its Annual Ordinary Shareholders Meeting at which the Company announced its dividend policy for 2002. The dividend policy for 2002 contemplates to distribute, at least, 30% (same percentage as the minimum required by law) of the Company's net income for 2002 - in accordance with Chilean GAAP -, by paying a single dividend in May 2003, which will be proposed to the corresponding ordinary shareholder's meeting.

Additionally, the shareholders approved the payment of a final dividend, which represents 30% of the Company's net income for fiscal year 2001, payable in May 2002. Considering the amount of shares fully subscribed and paid as of December 31, 2001, this final dividend amounts to Ch$1,233,497,420, which means Ch$1.28871 per share.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

6. Related party transactions:

In the ordinary course of its business, the Company engages in a variety of transactions with its affiliates, primarily for transfer of assets and purchases of goods and services that may also be provided by other suppliers. All these transactions are carried out at arm's-length negotiated prices.

Current related party balances:

		As of and for the periods ended March 31,						
		Balances receivable (current)		Balances payable (current)		(Income) Expense		
Related Party	Nature of Transaction	2001 Ch$	2002 Ch$	2001 Ch$	2002 Ch$	2000 Ch$	2001 Ch$	2002 Ch$
Telefónica Internacional de Chile S.A.	Coordination agreement	7	-	-	-	125	125	125
Telefónica Internacional de Chile S.A.	Interest on long-term loan at LIBOR plus 110 bps	-	-	38,198	6,496	1,104	603	237
Telefónica de España S.A.	Long distance correspondence agreement	2,979	727	-	-	(1,765)		(5)
Impresora y Comercial Publiguías S.A.	Invoicing and collection of advertising in telephone directory and income from the participation in such sales	1,348	984	2,948	1,400	(1,172)	(943)	(293)
Buenaventura S.A.	Rental of mobile communications facilities	-	-	-	10	162		
Atento Chile S.A.	Current account	3,143	900	5,987	4,358	1,876	3,384	2,698
Emergia Chile S.A.	Delivery of services	-	1,229	-		-	-	329
Unisel Chile S.A.	Information systems services	124	90	514	91	(25)		(6)
Datadec	Information systems services	113	48	-	-	(2)		
Terra Networks España S.A.	Current account agreement (1)		141		-			(32)
Orden S.A.	Information systems services	168	73		1	(6)		(2)
Orden Gestión S.A.	Information systems services		50	-	-	(57)		(3)
Inversiones Pacifico S.A.	Acquisition of 60% of Sonda (Balance due) (2)	-	-	3,816	-	387	215	
Tecnópolis Comercial	Information systems services	325	-	-	-	(63)		
Unisel Argentina S.A.	Information systems services	5	2	23	-	845		(4)
Terra NetworksChile S.A.	Current account agreement	5,792	2,605	2,293	1,637	(62)	68	(104)
Telsys S.A.	Information systems services	-	-	-	-	(154)	-	-
Telemedic S.A.	Information systems services	-	-	-	-	-	-	-
Payrroll S.A.	Information systems services	-	5	75	3	-	-	
Westhan Trade Co Ltda.	Information systems services	2	354	710	7	-	-	-
Sonda Mexico	Information systems services				-	-	-	-
Orden Integración Ltda.	Information systems services		40		10			(26)
CTC Marketing e Inf. S.A.	Delivery of services	-		-	-	-	-	-
Orden Salud	Delivery of services	-	89	-	-	-	-	(7)
Compañía de Procesos y Servs. CPS S.A.	Delivery of services	-	645	-	-	-	-	-
SBS Ltda.	Delivery of services	451	523	-	-	-	-	
Other	-	535	498	365	105	(17)	21	(141)
Total		**14,992**	**9,003**	**54,929**	**14,577**	**1,176**	**3,473**	**2,766**

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

6. Related party transactions, continued

Long-term related party balances:

1. The Company owns 2,984,986 shares, or an 1.1% equity interest in Terra, a subsidiary of the Telefónica Group. Until October 4, 2009, Terra has the right of first refusal with respect to any transfer of the Company's Terra shares.

2. On January 11, 1999, Telefónica CTC Chile acquired 60% of the outstanding equity of Sonda for the Chilean peso equivalent of US$126 (historic value). Telefónica CTC Chile paid the peso equivalent of US$ 91, US$ 7 and US$ 28 in 1999, 2000 and 2001, respectively per the purchase loan agreement.

7. **Employees:**

(a) ***Employee Benefits***: Employee pension and health insurance benefits are provided by independent pension funds and health-insurance companies, which are funded by employees' contributions. Telefónica CTC Chile has no responsibility as an employer to make payments under these plans, other than to withhold amounts from employees' salaries. One of Telefónica CTC Chile's subsidiaries is a health-insurance company which provides health insurance to the majority of the employees of Telefónica CTC Chile and other related companies that have voluntarily elected to use this insurance carrier.

Substantially all of Telefónica CTC Chile's employees have the right to receive an indemnity in the event of voluntary or involuntary severance of employment. The severance indemnity is generally equal to 40 days' remuneration for each year of service, computed at the latest salary level. As permitted by law, in certain cases Telefónica CTC Chile prepaid part of the future severance indemnities. The difference between the prepaid amount and the present value of such future obligations prepaid amounts were charged to income. The effect of such charges on all periods presented was not significant.

Termination indemnity employee benefits have been accounted for in accordance with SFAS No. 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates.

The related prior-service costs that arose when the current severance indemnity plans were created together with the effect of updating the discount rate from 8% to 7% in 1993, are recorded as deferred assets and charged to income using the straight-line method over the estimated average remaining service period of the employees.

(b) ***Corporate Restructuring and Activity Value Analysis Project:*** On October 14, 1999, Telefónica CTC Chile announced a new organizational structure aimed at increasing efficiency within the Company. The new organizational structure is composed of three different units and is intended to facilitate the decision-making process in order to provide timely and effective services and solutions to customers. This structure includes (i) a management center, which defines the corporate strategic objectives; (ii) business units, which are comprised of subsidiaries and business areas, including network services and information systems; and (iii) a central services unit which brings together the operative support units for administrative activities.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

7. __Employees__, continued:

In addition, in November 1999, the Company completed its activity value analysis project, which began during the second quarter of 1999. The purpose of this project was to evaluate the costs and productivity of the following areas of Telefónica CTC Chile's operations: administration, network management and maintenance, repairs, sales, customer service, collections and finance. The completion of this project resulted in the elimination or alteration of certain business activities of the Company, which in turn led to the downsizing of approximately 385 employees in 1999, including 31 executives (primarily managers and department heads). The Company also terminated its contractual relationships with several of its independent contractors. In total, the Company's headcount was reduced by 1,381 and 1,060 employees for 1999 and 2000, respectively, due to early retirement plans, voluntary resignations and other reasons. These amounts include the 717 and 512 employees for 1999 and 2000, respectively, who accepted early retirement plans offered by the Company during the year. In addition, during the months of January and February 2001, and as part of the corporate restructuring process, the Company implemented a new early retirement plan which was accepted by 54 employees.

During the month of June 2001, the Company carried out a headcount reduction process which involved 1,608 employees of Telefónica CTC Chile and its subsidiaries. This process together with the early retirement plan implemented in early 2001, originated charges to income from severance payments and other costs for a total amount of Ch$18,409 during the first half of 2001. The personnel reduction process will generate annual savings estimated at Ch$28,172.

This headcount reduction process is part of a broad business restructuring with the objective of achieving a better competitive positioning and increased efficiency that would allow the Company to partly compensate for the losses recorded in the last two years.

8. Commitments and Contingencies:

(a) Claims and lawsuits: Unless expressly stated otherwise in this section, the amounts of judgments and claims for damages, as stated in Chilean pesos, do not include readjustment for inflation, interest or other costs that may be required at final judgment. When a judgment or claim is stated in a readjusting unit of currency, such as UF, no further inflation readjustment is required.

Protempore Ltda. Since 1994, Telefónica CTC Chile has contracted with Protempore Ltda. ("Protempore") for temporary personnel services. Towards the end of 1997, Chilean labor authorities discovered that approximately 200 of Protempore's employees were working for Protempore without a formal contract. This led the labor authorities to fine Telefónica CTC Chile and placed Telefónica CTC Chile at risk of having to undertake additional obligations with respect to the employees, such as funding their pensions and benefits. Telefónica CTC Chile considers Protempore to be in violation of the contract for temporary personnel services, and has sued for its termination. Protempore has also sued for termination of the contract, and is seeking damages from Telefónica CTC Chile in the amount of Ch$7,886. No judgment has been rendered on these claims.

VTR Telefónica. On June 30, 2000, VTR Telefónica S.A. presented a claim as part of an ordinary lawsuit related with access charge payments in the amount of Ch$2,500 (US$4.6 historic) based on differences from the time access charges were reduced as a result of the new tariff decree. Currently, this lawsuit is in the debate stage provided under Chilean law.

Other Claims. Telefónica CTC Chile is also party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits described above will significantly affect Telefónica CTC Chile's results of operations, financial position and cashflows, although no assurance can be given to such effect. Accordingly, Telefónica CTC Chile has not established a provision for these lawsuits.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

8. Commitments and Contingencies, continued:

(b) Debt covenants: The financial covenants contained in the Company's syndicated credit agreements are as follows:

The Company's interest coverage ratio for the four consecutive fiscal quarters as of the end of each fiscal quarter shall not be less than 3.00 to 1.00 times the consolidated EBITDA over the consolidated net interest expenses;

The Company's cash flow ratio as of the end of each fiscal quarter shall not be less than (i) from and including January 1, 2000 to and including June 30, 2000, 0.15 to 1.00 times the consolidated adjusted cash flow over the consolidated debt, and (ii) on and after July 1, 2000, 0.166 to 1.00 times the consolidated adjusted cash flow over the consolidated debt; and

The Company's leverage ratio as of the last day of each fiscal quarter shall not be more than 1.60 to 1.00 times the total consolidated liabilities over the total shareholders' capital.

Such ratios are calculated based on financial statements according to Chilean GAAP. As of March 31, 2002, Telefónica CTC Chile was in compliance with all debt covenants.

(c) Derivatives and other foreign exchange contracts:

Exchange rate forward contracts:

In order to reduce the impact of exchange rate fluctuations on its foreign currency-denominated debt, Telefónica CTC Chile has entered into forward contracts for the purchase of foreign currencies. As of March 31, 2002, the assets and its corresponding liabilities resulting from these contracts were as follows:

Currency	Asset	Currency	Liability	Net Asset (Liability)
	Ch$		Ch$	Ch$
US$	664,296	UF	697,518	(33,222)
US$	167,255	UF	158,698	8,557
Euro	57,094	US$	63,379	(6,825)
US$	32,795	Ch$	36,072	(3,277)

Telefónica CTC Chile's risk is the replacement cost, at current market value, of the transactions in the event of default by counterparties. Management believes that the risk of incurring such losses is remote and that any losses would be immaterial, although no assurance can be given to this effect.

Cross-currency interest rate swap:

In order to reduce the impact of Euro/US$ exchange rate fluctuations, Telefónica CTC Chile has entered into a cross-currency interest rate swap for the purchase of foreign currency. As of March 31, 2002, the assets and corresponding liabilities resulting from this contract were as follows:

Currency	Asset	Currency	Liability	Net Asset (Liability)
	Ch$		Ch$	Ch$
Euro	57,094	US$	71,916	(14,882)

(c) Derivatives and other foreign exchange contracts, continued:

Telefónica CTC Chile accounts for these contracts (Cross currency interest rate swap and Exchange rate forward contracts) at the market quoted future rate (in US$, UF and Euro). The right is held as an asset and the obligation is held as a liability. At the end of each period these amounts are netted and the remaining amount is classified either as an asset or a liability.

Interest rate swap and collar contracts:

As of March 31, 2002 Telefónica CTC Chile had entered into zero cost collar contracts for US$ 578.0. These contracts are at rates ranging from 4.17% to 7.00%.

The net effect in income for such contracts was a charge of Ch$ 20,117 in 2001 and Ch$ 16,230 in 2002.

(d) Equity Risk:

In order to hedge its potential obligations under certain executive officer bonus programs, on August 14, 1998, Telefónica CTC Chile entered into a call option agreement (the cost of which was approximately US$2.2 million) that permited Telefónica CTC Chile to purchase 128,625 ADSs at US$16.00 per ADS and 175,000 ADSs at US$24.00 per ADS between August 19, 1998 and March 30, 2001. Under the terms of the bonus program, certain executive officers were entitled, on August 24, 1999 and on February 23, 2001, to a cash payment based on the price of the ADSs, provided that no payments would be made unless the price of the ADSs, as calculated under the terms of the program, exceeds US$16.00. An additional cash payment would be payable on such dates if the price of the ADSs exceeds US$24.00 per ADS. This executive officer bonus program expired on February 23, 2001, and no payments were made on that date as the price of the ADSs, did not exceed the agreed floor prices.

The call option agreement expired on April 8, 2001.

(e) Concentration of credit risk: Telefónica CTC Chile invests its temporary excess cash principally in notes issued by the Central Bank of Chile, which are purchased in the secondary market. No losses have been incurred relating to the credit risk of these investments. Concentration of credit risk with respect to trade accounts and notes receivables is limited, due to the large number of customers comprising Telefónica CTC Chile's customer base.

9. Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(a) Cash and cash equivalents, marketable securities, other currents assets, accounts payable and accrued liabilities and other long term debt: The carrying amount approximates fair value because of the short period of time between the origination of the instruments and their expected realization.

(b) Accounts and notes receivable (net), other assets (long-term), current maturities of long-term debt, bank borrowings (long-term) and long-term debt: The fair value was estimated based on the discounted value of future cash flows expected to be received, considering a current discount rate that reflects the relative risks involved.

(c) Foreign exchange forward contracts (long-term): In accordance with SFAS 133, as of March 31, 2001 foreign exchange forward contracts are accounted for at fair value. Fair value is estimated based on a market based future foreign exchange-rate according to the length of the contract. Prior to SFAS 133, such contracts were not accounted for at the spot foreign exchange rate as of the year-end.

The estimated fair values of Telefónica CTC Chile's financial instruments are as follows:

	March 31,			
	2001		*2002*	
	Carrying Amount	***Fair Value***	***Carrying Amount***	***Fair Value***
	Ch$	***Ch$***	***Ch$***	***Ch$***
Cash and cash equivalents (1)	130,306	130,306	114,323	114,323
Marketable securities	40,679	40,679	77,459	77,459
Accounts and notes receivable (net) and other	163,454	161,166	187,759	185,130
Other current assets (2)	77,133	77,133	41,658	41,658
Other assets (long-term) (3)	129,899	127,543	153,532	149,660
Current maturities of long-term debt	235,931	233,555	197,046	196,866
Accounts payable and accrued liabilities (4)	195,108	195,108	279,222	279,222
Foreign exchange forward contracts (long-term) (5)	17,141	17,141	31,719	31,719
Bank borrowings (long-term)and long-term debt	1,153,448	1,109,666	997,943	987,806

(1) Includes cash and time deposits.
(2) Includes repurchase agreements, net current foreign exchange forward contract receivables (right less liability) and other receivables.
(3) Includes net long-term foreign exchange forward contract receivables (right less liability).
(4) Includes foreign exchange forward contract payables (net) in 2001and 2002, and interest rate collar contract receivables.
(4) Includes net long-term foreign exchange insurance contract payables and revenues to be deferred in the long-term.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

10. Information by Segment:

Telefónica CTC Chile has adopted SFAS N°131, "Disclosures about Segments of an Enterprise and Related Information". This statement establishes guidelines for the way that public business enterprises report information about operating segments in financial statements. Adoption of this statement does not affect Telefónica CTC Chile's results or financial position.

The principal activities of Telefónica CTC Chile are carried out by Telefónica CTC Chile itself and its operating subsidiaries.

Telefónica CTC Chile's main activity is the provision of basic telephony service, which includes services within Chile's 24 primary service areas, and includes local service, line connection, interconnection services, value-added services and supplementary services.

Below are Telefónica CTC Chile's principal subsidiaries, Telefónica CTC Chile's ownership interest in such subsidiaries and a description of their activities:

Subsidiary	% Ownership	Activities
188 Telefónica Mundo and Globus	99.2% of 188 Telefónica Mundo and 99.9% of Globus	188 Telefónica Mundo and Globus offer domestic and international long-distance voice, data and image transmission services. Additionally, 188 Telefónica Mundo offers intermediate services, transporting through its nationwide network the traffic of other long-distance carriers that do not have their own networks.
CTC-Equipos	99.9%	CTC-Equipos is in charge of the administration of public telephones, interior line installation and equipment maintenance services.
Telefónica Móvil	99.9%	Telefónica Móvil provides cellular telephony and mobile data transmission services.
Telefónica Empresas	99.9%	Telefónica Empresas serves Telefónica CTC Chile's large business and institutional customer accounts, and operates Telefónica CTC Chile's private telecommunications services, including data transmission and dedicated lines.
Sonda	60.0%	Sonda provides information systems services

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

10. Information by Segment, continued

Relevant information concerning Telefónica CTC Chile and its principal subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows

For the three-month periods ended march 31,

	Figures presented in Chilean GAAP									
	Fixed Telephony 2001	Long Distance 2001	Telefonica Movil 2001	Corporate customer Communications and data 2001	Information systems Services 2001	Other subsidiaries 2001	Eliminations 2001	ChGAAP Consolidated results 2001	USGAAP Adjustments 2001	USGAAP Consolidated results 2001
Operating revenues	**100,142**	**23,647**	**50,099**	**26,946**	**23,154**	**17,351**	33,044	208,294	0	208,294
Revenues	88,767	17,363	47,455	18,331	22,880	12,641	(857)	208,294	0	208,294
Intercompany transactions	11,375	6,284	2,644	8,615	273	4,709	33,901	0		
		0		0		0				
Operating expenses	**(86,570)**	**(15,370)**	**(47,140)**	**(21,784)**	**(22,722)**	**(15,830)**	(33,864)	**(175,551)**	(4,495)	(180,046)
Salaries	(11,708)	(1,380)	(3,060)	(3,568)	(6,798)	(1,823)	0	(28,336)	7,284	(21,052)
Other expenses	(18,190)	(8,601)	(30,045)	(6,675)	(13,480)	(6,149)	858	(83,998)	(11,001)	(94,999)
Depreciation and amortization	(42,286)	(2,281)	(11,404)	(2,481)	(2,388)	(2,380)	(2)	(63,217)	(778)	(63,995)
Intercompany transactions	(14,386)	(3,108)	(2,631)	(9,060)	(57)	(5,478)	(34,720)	0	0	
Operating income	**13,572**	**8,277**	**2,960**	**5,162**	**432**	**1,521**	**(820)**	**32,743**	**(4,495)**	**28,248**
Non-operating revenues	**3,911**	**87**	**86**	**59**	**2,678**	**29**	(38)	6,887	(3,531)	3,356
Interest income	2,509	81	99	6	636	25	(0)	3,356	0	3,356
Other non-operating revenues	1,401	6	(13)	53	2,042	41	(0)	3,531	(3,531)	0
Non-operating expenses	**(24,085)**	**(787)**	**980**	**(170)**	**(850)**	**(1,324)**	37	(26,273)	1,149	(25,124)
Interest expenses	(19,098)	(149)	1,184	(111)	(440)	(115)	(1)	(18,728)	(6,427)	(25,155)
Other non-operating expenses	(4,987)	(638)	(204)	(59)	(410)	(1,247)	0	(7,545)	7,576	31
Monetary correction	**(3,558)**	**(25)**	**678**	**306**	**(1,260)**	**(63)**	0	(3,922)	(8,369)	(12,291)
Intercompany transactions	6,112	(598)	(4,042)	(6)	0	(647)	820	0		
Non-operating income (espenses)	**(17,620)**	**(1,323)**	**(2,298)**	**190**	**568**	**(2,006)**	**819**	**(23,308)**	**(10,751)**	(34,059)
Income (loss) before income tax	**(4,049)**	**6,954**	**661**	**5,352**	**1,000**	**(485)**	**(1)**	**9,435**	**(15,246)**	**(5,811)**
Income tax	(35)	(983)	(178)	(359)	(415)	(162)	(178)	(1,955)	1,955	0
Deferred taxes	(4,777)	(189)	(80)	341	(25)	(101)	178	(5,008)	1,503	(3,505)
Amort. of negative goodwill	0	0	0	0	86	0	(0)	86	(86)	0
Minoritary interest	0	0	0	0	(43)	3	281	(320)	0	(320)
				0						
Consolidated income (Loss)	**(8,860)**	**5,783**	**403**	**5,334**	**603**	**(745)**	**280**	**2,238**	**(11,874)**	**(9,636)**
Minoritary interest	0	(49)	0	0	(237)	5	(281)	0	0	0
Net income (Loss)	**(8,860)**	**5,734**	**403**	**5,334**	**366**	**(740)**	**(1)**	**2,238**	**(11,874)**	**(9,636)**

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

10. Information by Segment, continued:

Relevant information concerning Telefónica CTC Chile and its principal subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows, continued :

For the three-month periods ended march 31,

	Figures presented in Chilean GAAP									
	Fixed Telephony 2001	Long Distance 2001	Telefonica Movil 2001	Corporate customer Communications and data 2001	Information systems Services 2001	Other subsidiaries 2001	Eliminations 2001	ChGAAP Consolidated results 2001	USGAAP Adjustments 2001	USGAAP Consolidated results 2001
Operating revenues	**106,902**	**24,725**	**46,370**	**22,222**	**31,211**	**14,241**	34,122	211,549	15	211,564
Revenues	96,768	16,955	44,422	15,257	24,178	12,396	(1,573)	211,549	15	211,564
Intercompany transactions	10,134	7,770	1,948	6,965	7,033	1,845	35,695	0		
		0		0		0				
Operating expenses	**(95,214)**	**(15,875)**	**(55,136)**	**(19,486)**	**(29,944)**	**(12,305)**	(35,494)	**(192,467)**	403	(192,064)
Salaries	(17,542)	(1,511)	(2,922)	(3,637)	(8,059)	(808)	(4,607)	(29,872)	6,642	(23,230)
Other expenses	(21,448)	(8,845)	(38,902)	(6,855)	(14,140)	(4,690)	5,834	(100,714)	(5,335)	(106,049)
Depreciation and amortization	(39,868)	(2,098)	(10,621)	(2,314)	(4,702)	(2,145)	132	(61,881)	(904)	(62,785)
Intercompany transactions	(16,356)	(3,421)	(2,691)	(6,680)	(3,044)	(4,562)	(36,854)	0		
Operating income	**11,688**	**8,850**	**(8,766)**	**2,736**	**1,266**	**1,936**	**(1,372)**	**19,082**	**418**	**19,500**
Non-operating revenues	**2,866**	**111**	**154**	**54**	**556**	**257**	205	3,794	(551)	3,243
Interest income	2,931	92	96	25	321	(222)	(0)	3,243	0	3,243
Other non-operating revenues	(65)	19	59	29	236	273	(0)	551	(551)	0
Non-operating expenses	**(28,787)**	**(2,586)**	**(1,740)**	**(191)**	**(801)**	**(1,281)**	7	(35,393)	6,062	(29,331)
Interest expenses	(21,583)	(249)	(570)	(120)	(633)	(313)	0	(23,468)	1	(23,467)
Other non-operating expenses	(7,204)	(2,338)	(1,169)	(71)	(168)	(976)	(1)	(11,925)	6,061	(5,864)
Monetary correction	**262**	**(117)**	**(1,119)**	**26**	**(136)**	**(34)**	2	(1,120)	(618)	(1,738)
Intercompany transactions	4,434	(595)	(2,190)	(162)	498	(826)	1,159	0		
Non-operating income (expenses)	**(21,225)**	**(3,188)**	**(4,894)**	**(273)**	**117**	**(1,884)**	**1,372**	**(32,719)**	**4,893**	(27,826)
Income (loss) before income tax	**(9,538)**	**5,663**	**(13,660)**	**2,463**	**1,384**	**52**	**0**	**(13,637)**	**5,311**	**(8,326)**
Income tax	(61)	(1,108)	0	0	(434)	(282)	0	(1,884)	1,884	0
Deferred taxes	(2,693)	535	2,151	465	0	631	(0)	1,090	(661)	429
Amort. of negative goodwill	0	0	0	0	79	(78)	1	0	0	0
Minoritary interest	0	0	0	0	0	(35)	371	(406)	0	(406)
Consolidated income (Loss)	**(12,291)**	**5,090**	**(11,509)**	**2,928**	**1,029**	**288**	**372**	**(14,837)**	**6,534**	**(8,303)**
Minoritary interest	0	(41)	0	0	(34)	(296)	0	0	0	0
Net income (Loss)	**(12,291)**	**5,049**	**(11,509)**	**2,928**	**995**	**(8)**	**372**	**(14,837)**	**6,534**	**(8,303)**

11. Subsequent Events:

Payment of Final Dividend N° 162 corresponding to Fiscal Year 2001

On April 5, 2002, the Telefónica CTC Chile's Annual Shareholders Meeting approved the payment of the final dividend N°162 for the fiscal year 2001. This final dividend amounts to Ch$1,233,497,420, which represents 30% of the Company's net income in Chilean GAAP for fiscal year 2001. The payment will correspond to all shareholders as of the record date of April 25, 2002, and will be paid to shareholders on May 2, 2002 and to ADR holders by Citibank, N.A. on May 9, 2002.

Considering the amount of shares fully subscribed and paid as of December 31, 2001, the dividend payable will amount to Ch$1.28871 per share, or approximately US$0.80 cents per ADR. This figure is based on a ratio of 4 Series A common shares per ADR. Given that the Company does not have taxable income as of December 2001, withholding tax for this dividend will be 0%.

12. Recently Issued Accounting Pronouncements:

On July 20, 2001, the Financial Accounting Standards Board issued Statements No. 141, "Business Combinations" ("SFAS No. 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Poolings initiated prior June 30, 2001 are grandfathered. SFAS No. 142 replaces the requirements to amortize intangible assets with indefinite lives and goodwill with a requirement for an impairment test. SFAS No. 142 also requires an evaluation of intangible assets and their useful lives and a transitional impairment test for goodwill and certain intangible assets. After transition, the impairment tests are to be performed annually. The Company is required to adopt SFAS No. 142 on January 1, 2002. Notwithstanding any future transactions, the adoption of SFAS Nos. 141 and 142 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company other than described above.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. For the Company and other calendar-year companies, SFAS No. 144 is effective beginning January 1, 2002. The Company does not expect the adoption of SFAS 144 to have a material impact on its results of operations, financial position or cash flows.

Management's Discussion and Analysis of Unaudited Consolidated Financial Statements

This management's discussion and analysis of unaudited consolidated financial statements contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the three month period ended March 31, 2002. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this document are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

The translations of Chilean peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ch$ 655.90 to US$1.00, the rate of exchange reported by the Central Bank of Chile for March 31, 2002. Such translations should not be construed as representations that the Chilean peso amounts could be converted into U.S. dollars at the above rate or any other rate.

1. General

Following is a description of the most relevant issues and developments concerning the Company in the three month period ended March 31, 2002. Many items described below are related to previously disclosed events. Accordingly, Telefónica CTC Chile's management strongly recommends that you review its prior reports on Form 6-K and our Annual Report on Form 20-F dated June 29, 2001.

Tariff Decree. The new Tariff Decree implemented in September 1999 with retroactive effect as of May 5, 1999, established the maximum rates that Telefónica CTC Chile could charge for local telephone and interconnected services for a period of five years.

The main regulated services are: Telephone Line Service (formerly a Fixed Charge); Measured Local Service (per-minute charge); Local Tranche; Access Charges; Pay-phone Communications and Unbundled Network Services.

The new rates led to a reduction of more than 26% in regulated revenue per line, which resulted in lower annual revenues of roughly US$236 million for the Company.

According to the new tariff decree, on May 5, 2000, the telephone line service (fixed monthly fee) and the variable charge (measured local service "MLS") were adjusted by a 0.9892 factor, in addition to the regular monthly tariff indexation. On May 5, 2001 the adjustment factor applied was 0.9786. These adjustments resulted in a 1.1% annual reduction of such rates. The telephone line service (fixed monthly fee) and the variable charge ("MLS") are the only tariffs of Telefónica CTC Chile to which an annual price cap adjustment is and will be applied every May until May 2003.

Request for De-regulation of Local Rates. On January 18, 2001, the Company presented a petition before the Antitrust Commission for de-regulation of local telephony rates to the public, requesting that the Antitrust Commission reassess the competitive conditions of the Chilean telecommunications market and the removal of all tariffs on local service to the public, allowing for greater flexibility for product and service marketing according to customers' requirements. This petition is based on the competitive conditions currently prevailing in the market. On January 31, 2001, the Antitrust Commission agreed to review the Company's request.

On July 11, 2001, the Antitrust Commission rejected the Company's petition to deregulate rates in a ruling stating that the current market conditions do not yet justify such deregulation in all the country.

However, the Antitrust Commission charged the Fiscalía Nacional Económica (National Economic Supervisor) to monitor the evolution of the telecommunications market in order to detect changes that would justify the deregulation of local telephone rates for some services in certain geographical areas.

Additionally, the Commission ruled that the Company may require from the Undersecretary of Telecommunications administrative actions to supplement the 187 Decree to allow for differentiated rates, based on costs within each tariff area, according to volume.

Based on this possibility, in the second half of 2001, the Company presented to the Undersecretary of Telecommunications a proposal for alternative tariff plans for different customer categories. These plan are currently under review by the authority.

In the near future, Telefónica CTC Chile will submit information to the National Economic Supervisor to support tariff deregulation in certain geographic areas.

Request for Access Charges Review. On March 30, 2001, the Company presented a petition before the Antitrust Commission requesting a review of the local company access charge system. The petition was based on:

- The competitive distorsions caused by asymmetries between local company access charges prevailing in the market
- Only Telefónica CTC Chile, Telefónica del Sur and Telefónica Coyhaique have access charges set by a tariff decree

The Company asks for local company access charges to be set through a technical study that would treat all competitors equally. On April 3, 2001, the Antitrust Commission dismissed the petition stating that the Company's petition is not a matter of its jurisdiction. On April 10, 2001, the Company presented the same petition before the Undersecretary of Telecommunications which has not yet made any announcement with regards to such petition. However, access charge rates are currently being set for VTR Telefónica S.A., Telesat S.A. and CMET SACI. The relevant Ministers have declared that they are in favour of simultaneously setting symmetrical access charges.

Request to Modify Tariff Decree N° 187 of 1999. On October 31, 2001, Telefónica CTC Chile filed a request with the Ministries of Transportation and Telecommunications and of Economy, in order to correct certain errors incurred in Decree No. 187 enacted in May 1999.

The errors indicated in the request refer to: (i) an arithmetic error in the calculation of the fixed charge for telephone line service; (ii) illegal application of the depreciation methodology; (iii) failure to consider the cost of telephone directories; (iv) reduced investments due to the efficient location of central switching infrastructure; (v) application of the local delinquency rate for the Calling Party Pays system; and (vi) the failure to adjust access charges and Local Tranche Rates on average costs.

On November 16, 2001, the Ministers requested that the Office of the Comptroller General of the Republic decide first as to the appropriateness – provided the arguments of the concession holder are proven – of rectifying Tariff Decree No. 187 according to future technical–economic and legal assessments. They also requested a list of the administrative acts that should be enacted for those purposes.

The response from the Office of the Comptroller, dated December 10, 2001, stated that the Ministries have the power and the duty to rectify Tariff Decree No.187 provided the following conditions: (i) there are legal flaws or erroneous assumptions; (ii) the flaws or irregularities in question are so transcendent or relevant that they require the Decree to be voided or rectified; (iii) these flaws or irregularities are proven so that there is no doubt as to their existence; (iv) the eventual rectification of the Decree does not affect the rights that have been unequivocally incorporated previously and in good faith to the equity of third parties; (v) such rectification would have to be made through a decree subject to approval.

On January 29, 2002, the Ministries informed Telefónica CTC Chile of their decision not to rectify the Tariff Decree.

Lawsuit against the State of Chile.

On March 12, 2002, Compañía de Telecomunicaciones de Chile S.A filed a civil lawsuit against the State of Chile, represented by the National Defense Counsel (Consejo de Defensa del Estado). The lawsuit, which was unanimously approved by the Board of Directors of the Company, is based on the fact that grave illegalities and errors in calculation, as well as errors in the application of economic concepts and criteria, were incurred in Tariff Decree 187, which sets the maximum tariffs that the Company may charge for local telephony and interconnection services for the period between May 1999 and May 2004. To date, these errors have not been denied nor corrected by the corresponding authorities, and will cause Telefónica CTC Chile damages of Ch$181,038,411,056 (approximately US$274 million) over the life of the decree. The lawsuit filed by the Company seeks only to recover the economic damages that have already been inflicted and that will be inflicted by the application of Tariff Decree 187 until May 2004.

The lawsuit is based on the fact that grave illegalities and errors were committed in Tariff Decree 187, which have caused damages to Telefónica CTC Chile. The errors were in relation with the following issues: a decrease in the costs of technical investments; an unfounded decrease in taxable costs due to the application of the wrong depreciation methodology; a reduction in the delinquency rate for calls from fixed to mobile networks; the exclusion of costs related to the editing, printing and free distribution of White Pages telephone directories; and an error in the setting of the fixed monthly charge for telephone line service.

Assignment of Frequency Bands in 1900 MHz. On January 27, 2001, the Undersecretary of Telecommunications published the technical rules that establish that 3 blocks of 10 MHz will be granted in the 1900 MHz band. On June 29, 2001, four projects were presented for the assigning of three bands of 10 Mhz each in the 1900 Mhz frequency. The first three projects (Telefónica Móvil, Smartcom PCS and Bellsouth) were technically tied but the Undersecretary of Telecommunications excluded Smartcom PCS from the process due to defects of form. Once it was defined which were the approved projects, the Ministry of Transportation and Telecommunications called for an auction that was originally set for October 19, 2001. However, Smartcom PCS appealed to the General Controller of the Republic for being excluded from the bidding process and the General Controller of the Republic accepted this appeal and ordered the Undersecretary of Telecommunications to include Smartcom in the tender.

Bellsouth filed an appeal against the Office of the Controller General of the Republic before the Santiago Court of Appeals. The National Defense Counsel ("Consejo de Defensa del Estado") on the one hand andTelefónica Móvil on the other hand, becamea party to this appeal. On March 27, 2002, the Court of Appels accepted Bellsouth's appeal, rejecting the resolution of the General Controller of the Republic which reincorporated Smartcom into the bidding process.

Smartcom and the National Defense Counsel appealed against the resolution of the Court of Appeals before the Supreme Court and on April 16, 2002, Telefónica Móvil S.A. became a party to this appeal.

Once this appeal is resolved, each of the three frequencies should be tendered among the two or three companies that scored equally, as it corresponds.

Financial Highlights.

During the first quarter of 2002, the Company reduced its interest bearing debt by 19.3% as compared to the first quarter 2001, to US$1,896 million. The payments made during the first quarter 2002 correspond to debt amortization amounting to US$12 million, and debt prepayments for a total amount of US 45 million.

Dividends.

On January 10, 2002, Telefónica CTC Chile's Board of Directors approved to cancel the third interim dividend payment of 2001, to be paid in February 2002 due to the accumulated loss in third quarter of 2001.

On April 5, 2002, Telefónica CTC Chile held its Annual Ordinary Shareholders Meeting at which the Company announced its dividend policy for 2002. The dividend policy for 2002 contemplates to distribute, at least, 30% (same percentage as the minimum required by law) of the Company's net income for 2002 - in accordance with Chilean GAAP -, by paying a single dividend in May 2003, which will be proposed to the corresponding ordinary shareholder's meeting.

Additionally, the shareholders approved the payment of a final dividend, which represents 30% of the Company's net income for fiscal year 2001, payable in May 2002. Considering the amount of shares fully subscribed and paid as of December 31, 2001, this final dividend amounts to Ch$1,233,497,420, which means Ch$1.28871 per share or approximately US$0.8 cents per ADR. This figure is based on a ratio of 4 Series A common shares per ADR. Given that the Company does not have taxable income as of December 2001, withholding tax for this dividend will be 0%.

Extraordinary Shareholders Meeting. On April 5, 2002, Telefónica CTC Chile held an Extraordinary Shareholders Meeting in which a modified text of the Company's By-laws was approved, updating the existing By-Laws (text dated 1982) in accordance with the Chilean legal framework and market regulations.

The main modifications to the By-Laws included:

- Limit the validity of the indicator of Adjusted Accounting Assets" ("activo contable depurado");
- Eliminate references to the State of Chile as a shareholder;
- Incorporate brand names of the Company;
- Update the figure of the Company's capital as of December 2001; and
- Incorporate article in reference to the designation of a Directors Committee.

Personnel. In June 2001, the workforce of Telefónica CTC Chile and its subsidiaries was reduced by 1,608 employees. The estimated annual savings in salary expenses will amount to approximately Ch$ 27,920 million (US$ 44 million).

As of March 31, 2002, the Company's productivity ratio reached 853 lines per employee, which ranks Telefónica CTC Chile as one of the most efficient telecommunications companies in Latin America.

2. Income Statement

Operating Income

During the first quarter 2002, operating revenues totaled Ch$208,294 million (US$317.6 million), showing a decrease of 1.5% as compared to the first quarter of 2001. Revenues from the fixed telephony business, which accounted for 45.0% of the Company's operating revenues during the first quarter 2002, decreased 7.7% as compared to the first quarter of 2001. Revenues from long distance service, which accounted for 8.7% of the Company's revenues during the first quarter 2002, decreased 1.7% as compared to the first quarter of 2001. Revenues from mobile communications service, which accounted for 22.8% of the Company's revenues during the first quarter 2002, increased 6.8% as compared to the first quarter of 2001. Revenues from corporate communications services, which accounted for 8.8% of the Company's revenues during the first quarter 2002, increased 20.1% as compared to the first quarter of 2001. Revenues from other businesses, which accounted for 14.7% of the Company's revenues during the first quarter 2002, decreased 3.9% as compared to the first quarter of 2001.

Operating costs and expenses totaled Ch$180,046 million (US$274.6 million) during the first quarter 2002, showing a decrease of 6.3% as compared to the first quarter of 2001.

Operating income during the first quarter 2002 reached Ch$28,248 million (US$43.0 million), increasing by 44.9% as compared to the Ch$19,500 million (US$29.8 million) recorded during the first quarter of 2001.

Operating margin increased from 9.2% during the first quarter of 2001 to 13.6% during the first quarter 2002, while EBITDA margin(1) increased from 38.9% during the first quarter of 2001 to 44.3% during the first quarter 2002.

The Company connected 71,898 new lines during the first quarter 2002, a decrease of 21.5% in line connections compared to the first quarter of 2001. Lines in service as of March 31, 2002, totaled 2,746,178, representing an increase of 0.8% as compared to the number of lines in service as of March 31, 2001. The Company increased the number of lines per employee (excluding the employees of subsidiaries, none of which are involved in Telefónica CTC Chile's local telephone service operations) from 593 as of March 31, 2001, to 853 as of March 31, 2002.

[1] EBITDA margin = (Operating income + Depreciation) / Operating Revenues

OPERATING REVENUES
(Ch$ million)

	Three-month period ended March 31,		*Variation 2002/2001*	
	2001	**2002**	**(Ch$ million)**	**%**
FIXED TELEPHONY	**101,487**	**93,685**	**(7,802)**	**-7.7%**
Primary Service (1)	**84,263**	**77,165**	**(7,098)**	**-8.4%**
Fixed monthly charge (5)	40,886	38,259	(2,627)	-6.4%
Variable charge (2) (5)	39,451	35,038	(4,413)	-11.2%
Access charges (3)	3,285	2,960	(325)	-9.9%
Domestic long distance (5)	2,206	2,159	(47)	-2.1%
International long distance (5)	1,079	801	(278)	-25.8%
Other services to carriers (5)	641	908	267	41.7%
Installations & connections (5)	**3,615**	**3,736**	**121**	**3.3%**
Value-added services	**3,431**	**3,323**	**(108)**	**-3.2%**
Terminal equipment marketing (4)	**7,778**	**8,067**	**289**	**3.7%**
Directory advertising	**1,675**	**827**	**(848)**	**-50.6%**
Dedicated lines	**724**	**567**	**(157)**	**-21.7%**
LONG DISTANCE	**18,528**	**18,220**	**(308)**	**-1.7%**
Domestic long distance	7,998	8,183	185	2.3%
International long distance	7,193	6,979	(214)	-3.0%
Rental of long distance network	3,337	3,058	(279)	-8.4%
MOBILE COMMUNICATIONS	**44,422**	**47,455**	**3,033**	**6.8%**
Outgoing traffic, equipment sales and other revenues	24,259	26,565	2,306	9.5%
Interconnection from Calling Party Pays (5)	20,163	20,890	727	3.6%
CORPORATE CUSTOMER COMMUNICATIONS	**15,257**	**18,331**	**3,074**	**20.1%**
Equipment and complementary services	5,807	7,404	1,597	27.5%
Data services	3,714	4,692	978	26.3%
Dedicated links and others	5,736	6,235	499	8.7%
OTHER BUSINESSES	**31,855**	**30,603**	**(1,252)**	**-3.9%**
Public telephones (5)	4,591	3,271	(1,320)	-28.7%
Information systems services (Sonda)	25,186	23,198	(1,988)	-7.9%
Other operating revenues	2,078	4,134	2,056	98.9%
TOTAL OPERATING REVENUES	**211,549**	**208,294**	**(3,255)**	**-1.5%**

(1) Primary service comprises all regulated communications within a primary area, including local telephone service, long distance access charges, and other services provided to long distance carriers.
(2) Formerly referred to as per minute charge.
(3) Consolidated access charge revenues do not include access charges from 188 Telefónica Mundo and Globus S.A. ("Globus").
(4) Includes revenues from the sale of standard and advanced extensions, facsimile equipment and accessories, supplementary and other items and services provided to residential customers.
(5) Tariff-regulated service.

Fixed Telephony Services

Fixed telephony revenues decreased 7.7% to Ch$93,685 million (US$142.8 million) as compared to the first quarter of 2001. Fixed telephony revenues include revenues from primary service, installations and connections, value-added services, terminal equipment marketing, directory advertising and dedicated lines.

Primary Service revenues decreased 8.4% to Ch$77,165 million (US$117.6 million) during the first quarter 2002 as compared to the first quarter of 2001, representing 82.4% of all revenues from fixed telephony services. Primary Service revenues include revenues from the fixed monthly charge, variable charge, access charges and other services provided to long distance carriers.

Revenues from the fixed monthly charge decreased by 6.4% to Ch$38,259 million (US$58.3 million) during the first quarter 2002 as compared to the first quarter of 2001. The 0.8% increase in the average number of lines in service in the first quarter 2002 as compared to the first quarter of 2001 was offset by the 1% additional tariff reduction applied in May 2001 pursuant to the Tariff Decree N°187.

Revenues from the variable charge decreased by 11.2% to Ch$35,038 million (US$53.4 million) during the first quarter 2002 as compared to the first quarter of 2001, as a result of (i) a 5.2% decrease in traffic per line, (ii) the increased proportion of traffic from local tranche (internet calls and fixed portion of calls to mobile telephones) which is charged at lower rates than regular calls and (iii) the 1% additional tariff reduction applied in May 2001 pursuant to the Tariff Decree N°187.

Access charge revenues decreased by 9.9% to Ch$2,960 million (US$4.5 million) in the first quarter 2002, as compared to the first quarter 2001, due to a 11.8% decrease in domestic long distance ("DLD") market traffic and a 2.1% decrease in international long distance ("ILD") market traffic, as measured over Telefónica CTC Chile's network.

Revenues from ***installations and connections***, which represented 4.0% of revenues from fixed telephony services during the first quarter 2002, increased by 3.3% to Ch$3,736 million (US$5.7 million) as compared to the first quarter 2001, principally due to higher revenues from interior installations and connections to the public network revenues, partially offset by a 11.5% decrease in revenues from other installations.

Value-added services, which represented 3.5% of revenues from fixed telephony services at the first quarter 2002, decreased 3.2% as compared to the first quarter 2001, and amounted to Ch$3,323 million (US$5.1 million). Value-added services include services such detailed billing, supplementary services, voice mail, direct-dialing, consolidated phone numbers, 700-numbers (toll calls), 800-numbers, call waiting and call transfer, among others.

Revenues from ***terminal equipment marketing***, which accounted for 8.6% of revenues from fixed telephony services during the first quarter 2002, increased by 3.7%, as compared to the first quarter 2001, to Ch$8,067 million (US$12.3 million), mainly due to a 15.7% increase in private central switches and equipment sales. These revenues include the sale and leasing of telecommunications equipment such as telephones, facsimiles, multilines and private central switches, among others.

Revenues from ***directory advertising***, accounted for 0.9% of revenues from fixed telephony services at the first quarter 2002, amounting Ch$827 million (US$1,3 million) in the first quarter 2002, as compared to Ch$1,675 million (US$2.6 million) obtained at the first quarter 2001. Revenues obtained are in accordance with the new agreement with Publiguías implemented during the third quarter of 2001. In this new agreement Telefónica CTC Chile will receive a percentage of the revenues generated by the sale of advertisements in the Yellow Pages as well as the White Pages. Publiguías will also pay the Company a per-customer fee for the ongoing update of the Company's database.

Long Distance Services

188 Telefónica Mundo, a 99.2% owned subsidiary of Telefónica CTC Chile, and Globus, a 99.99% owned subsidiary of Telefónica CTC Chile, hold concession rights to provide domestic and international long distance services throughout Chile.

Long distance revenues include revenues from domestic and international long distance multicarrier traffic as well as revenues from the rental of 188 Telefónica Mundo's long distance network to other telecom operators.

Total long distance revenues, which accounted for 8.7% of total operating revenues in the first quarter 2002, decreased by 1.7% as compared to the first quarter 2001, to Ch$18,220 million (US$27.8 million). This decrease was mainly due to lower revenues from network rental services and from international long distance services ("ILD") -as a consequence of a lower average price per minute caused by higher competition-, despite the increase in ILD traffic. DLD traffic carried by

188 Telefónica Mundo and Globus decreased by 5.8% in first quarter 2002 as compared to first quarter 2001 mainly as a result of the slow economic recovery and the substitution effect of mobile traffic, while outgoing ILD traffic increased by 3.4% in first quarter 2002 as compared to first quarter 2001. Furthermore, revenues from the rental of the long distance network to other telecom operators decreased by 8.4% in first quarter 2002 in comparison with first quarter 2001.

Mobile Communication Services

Mobile communications services include revenues from outgoing cellular traffic, revenues from interconnection from Calling Party Pays, as well as revenues from mobile equipment sales.

Total revenues from mobile communications, which accounted for 22.8% of total operating revenues in the first quarter 2002, increased 6.8% as compared to the first quarter 2001, to Ch$47,455 million (US$72.4 million). This increase is mainly a result of a 27.5% increase in average cellular subscribers, partially offset by a decrease in the average monthly revenue per user ("ARPU"), due to an increase in the proportion of prepaid customers in Telefónica Móvil's subscriber base. Prepaid customers represented a 75.0% of total average cellular subscribers in the first quarter 2002, as compared to 72.3% in the first quarter 2001.

Corporate Customer Communications

Corporate customer communications include revenues from (i) telecommunications equipment and complementary services, which refers to voice equipments (fax, PABX, etc.) and some complementary telephone services, such as 600, 700 and 800 numbers (ii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iii) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, ISP Empresas revenues and consulting services to corporate customers.

Revenues from corporate customer communications increased by 20.1% to Ch$18,331 million (US$27.9 million) in the first quarter 2002 as compared to the first quarter 2001.This increase was mainly due to: i) increased revenues related to complementary telephone services and advanced equipment sales and rental which grew 27.5%, ii) a 26.3% increase in data services mainly due to increased revenues related to broadband and IP network (Intranet, Extranet services) where the dial-up and dedicated IP customers increased 221% and 35.9%, respectively. Furthermore, Frame Relay and ATM data links grew at rates of 30.9%, 37.9%, respectively in the first quarter 2002 as compared to the first quarter 2001 and iii) Increased revenues for dedicated links and others which grew 8.7% mainly due to the development of new value added services such as housing and hosting. The contribution of corporate customer communications revenues to total operating revenues increased from 7.2% in the first quarter 2001 to 8.8% in the first quarter 2002.

Other Businesses

Other businesses includes revenues from public telephones and information systems services ("Sonda"), among others. Revenues from other businesses decreased 3.9%, as compared to the first quarter 2001, to Ch$30,603 million (US$46.7 million).

Public telephone revenues decreased 28.7% to Ch$3,271 million (US$5.0 million) as compared to the first quarter 2001, mainly as a result of lower average revenue per public telephone due to traffic substitution from mobile calls and the increase in prepayment cards consumption.

Revenues from information systems services decreased 7.9% as compared to the first quarter 2001, amounting to Ch$23,198 million (US$35.4 million) in the first quarter 2002, mainly as a result of lower revenues from Sonda's foreign subsidiaries. This was partially offset by higher revenues derived from the incorporation of Tecnopolis S.A. to the consolidated revenues of Sonda as of December 2001. Sonda S.A. is the company's 60% owned information system subsidiary.

Other operating revenues increased by 98.9% in the first quarter 2002, as compared to the same period of previous year, principally due to the development of new services such as residential broadband and IP flat fee lines and revenues from the subsidiaries Telemergencia and T-Gestiona.

Operating Costs and Expenses

Operating costs and expenses decreased by 6.3% to Ch$180,046 million (US$274.6 million) during the first quarter 2002 as compared to the first quarter 2001.

Operating salaries and related costs, which represented 11.7% of total operating costs and expenses during the first quarter 2002, decreased 9.4% as compared to the first quarter 2001, to Ch$21,052 million (US$32.1 million), principally due to cost savings related to the personnel reduction process which occurred in June 2001.

Depreciation and amortization, which accounted for 35.5% of total operating costs and expenses during the first quarter 2002, grew by 1.9%, as compared to the first quarter 2001, to Ch$63,995 million (US$97.6 million). This increase resulted from an increase in depreciable assets due to the completion of projects mainly in the mobile business.

Costs of long-distance service and interconnections which accounted for 7.4% of total operating costs and expenses during the first quarter 2002, increased by 9.7%, as compared to the first quarter 2001, to Ch$13,282 million (US$20.3 million), mainly explained by higher interconnection cost for outgoing traffic from the fixed network to mobile network.

Costs related to ***uncollectables estimates*** (Provision for doubtful accounts) which accounted for 2.3% of total operating costs and expenses during the first quarter 2002, decreased by 29.2%, as compared to the first quarter 2001, to Ch$4,140 million (US$6.3 million), due the current collection policy for bad debt accounts in all business areas and lower provision for doubtful accounts in the mobile business.

Costs of telecommunications equipment sold, which accounted for 4.5% of total operating costs and expenses during the first quarter 2002, decreased 5.0 % to Ch$8,060 million (US$12.3 million) as compared to the first quarter 2001, mainly attributable to lower cost in mobile equipment sales in the first quarter 2002 as compared to the first quarter 2001. Beginning January 1, 2000, the Company adopted SAB 101, thereby recording losses incurred by the Company on the sale of cellular phone handsets at the time of sale. This differs from the Company's previous revenue recognition policy related to mobile phones in that prior to the adoption of SAB 101 such losses were deferred over a period of up to 24 months.

Cost of system development, which accounted for 3.2% of total operating costs and expenses during the first quarter 2002, decreased by 8.9%, as compared to the first quarter 2001, to Ch$5,816 million (US$8.9 million), mainly attributable to decreased expenses of Sonda's projects abroad.

Third-party contracts, which accounted for 6.8% of total operating costs and expenses during the first quarter 2002, decreased by 30.3%, as compared to the first quarter 2001, to Ch$12,319 million (US$18.8 million) associated to the cost control plan implemented by the Company.

Other operating costs, which accounted for 10.3% of total operating costs and expenses during the first quarter 2002, increased from Ch$16,711 million (US$ 25.5 million) in the first quarter of 2001 to Ch$18,420 million (US$ 28.1 million) in the first quarter 2002. This increase was primarily attributable to an increase in buildings and equipment rental, higher expenses for the printing of the telephone directories (white pages and yellow pages) and higher amortization of goodwill in the first quarter 2002 related to Atento and Sonda.

Administrative and selling expenses, which accounted for 18.3% of total operating costs and expenses in the first quarter 2002, decreased by 12.5%, as compared to the first quarter 2001, to Ch$33,962 million (US$ 50.3 million) due to savings associated to the cost control plan and personnel reduction process implemented by the company.

Operating income increased by 44.9% to Ch$28,248 million (US$43.1 million) during the first quarter 2002 as compared to the to the first quarter 2001, due to a 1.5% decrease in operating revenues and a 6.3% decrease in operating expenses in the first quarter 2002 as compared to the first quarter 2001.

Other Income (Expenses)

Interest income increased by 3.5% to Ch$3,356 million (US$5.1 million) in the first quarter 2002 as compared the first quarter 2001, mainly due to increased interest income from the Company's marketable securities portfolio.

Interest expense, net of capitalized interest, shows an increase of 7.2% to Ch$25,155 million (US$38.4 million) in the first quarter 2002 as compared to the first quarter 2001. This is mainly due to lower capitalization of interest in the first quarter 2002 as compared to the first quarter 2001, partly offset by the fact that the average interest-bearing debt decreased 19.2% during this period, as well as the renegotiations of spreads from outstanding loans.

The monetary correction produced a loss in the amount of Ch$12,291 million (US$18.7 million) during the first quarter 2002, compared to a loss of Ch$1,738 million (US$2.7 million) in the first quarter 2001. The impact of the depreciation of the inflation-adjusted Chilean peso against the US dollar during the first quarter 2002 was minimized by the conservative hedging policy of foreign currency denominated interest bearing debt, taken by the Company.

Other non-operating income for the first quarter 2002 totaled a loss of Ch$31 million (US$0.05 million), as compared to a loss of Ch$5,864 million (US$ 9.0 million) for the first quarter 2001, mainly explained by the recognition in the first quarter 2001 of Ch$3,260 million (US$5.0 million) of extraordinary non-operating charge in connection with the workforce reduction plan and severance payments made to personnel that voluntary joined an early retirement plan implemented during the first quarter of 2001.

Income Taxes

The Company recorded to income tax expenses in the amount of Ch$3,505 million (US$5.2 million) in the first quarter 2002, compared to a tax credit of Ch$429 million (US$ 0.7 million) in the first quarter 2001.

As shown in Note 3(c) to the consolidated financial statements, the Company recorded deferred taxes in the amount of Ch$1,585 million (US$2.4 million) for the the first quarter 2002, as compared to a deferred tax credit in the amount of Ch$2,252 million (US$3.4 million) during the first quarter 2001. Current tax expenses increased 5.3% during the first quarter 2002 as compared to the first quarter 2001, to Ch$1,920 million (US$2.9 million).

The corporate tax rate change from 15% in 2001 to 16% since January1, 2002

Net Income (Loss)

Net income in US GAAP amounted to a loss of Ch$9,636 million (US$14.7 million) in the first quarter 2002 as compared to a net loss of Ch$8,303 million (US$12.7 million) in the first quarter 2001.

Contribution by Type of Business

The contribution by segments of business to the consolidated net results of the Company in a CHGAAP basis is noted below.

Basic telephone service, which includes Primary Service, interconnection and value-added services produced a net loss of Ch$8,860 million (US$13.5 million) as compared to a net loss of Ch$12,291 million (US$18.7 million) in the first quarter 2001. The improvement over the same period of 2001 is mainly explained by higher operating income because the 6.3% decrease in revenues offset by a 9.1% decrease in operating cost, and a lower non operating loss.

In the first quarter 2002, the long distance business contributed a net income of Ch$5,734 million (US$8.7 million) to total net results, compared to a net income of Ch$5,049 million (US$7.7 million) during the first quarter 2001.

The mobile communications business produced a net income of Ch$403 million (US$0.6 million) in the first quarter 2002, compared to a net loss of Ch$11,509 million (US$17.5 million) during the first quarter 2001. The improvement over the same period of 2001 is mainly explained by higher operating income because of the 8.0% increase in revenues and a 14.5% decrease in operating cost mainly as a result of lower mobile subscriber acquisition cost.

In the first quarter 2002, the corporate customer communications and data transmission business contributed a net income of Ch$5,334 million (US$8.1 million) to total net results, compared to a net income of Ch$2,928 million (US$4.5 million) during the first quarter 2001

Net income for information systems (Sonda) decreased by 63.2%, as compared to the first quarter 2001, contributing Ch$366 million (US$0.6 million) to total net results during the first quarter 2002.

Other businesses recorded losses of Ch$740 million (US$1.1 million). Other businesses include subsidiaries such as Istel, CTC Equipos, TGestiona, Telemergencia and others.

The total contribution of all segments of business to the consolidated net results in CHGAAP basis amounted to a net profit of Ch$2,238 million (US$3.4 million) in the first quarter 2002. To convert this figure into USGAAP total adjustments of Ch$ -11,874 million (US$18.1 million) were included, totaling a net loss of Ch$9,636 million (US$14.7 million) in the first quarter 2002. In the first quarter 2001, the total contribution of business segments to the consolidated net results in CHGAAP amounted to a net loss of Ch$14,837 million (US$22.7 million). To convert this figure into USGAAP total adjustments of Ch$6,534 million (US$ 10.0 million) were included, totaling a net loss of Ch$8,303 million (US$12.7 million) in the first quarter 2001.

4. Variation in Net Fixed Assets

There were 2,746,178 lines in service as of March 31, 2002, which represents a 0.8% increase over the 2,725,587 lines in service as of March 31, 2001. During the first quarter 2002, 71,898 new lines were connected, as compared to 91,622 new lines connected during the first quarter 2001. During the first quarter 2002, the average number of lines in service increased by 0.8%, as compared to the first quarter 2001. Total property, plant and equipment, net of accumulated depreciation, decreased by 6.4% from March 31, 2001 to March 31, 2002.

5. Financial Ratios

The following table sets forth financial indicators for the periods shown:

	As of or for the three month period ended March 31,	
	2001	2002
Liquidity Ratios		
Current Assets to Current Liabilities	1.24	1.22
Acid Test	0.33	0.37
Leverage Ratios		
Total Liabilities to Equity	1.72	1.64
Long-term Liabilities/Total Liabilities	0.73	0.71
Profitability Ratios		
Operating Margin (%)	9.2%	13.6%
Operating Income/Net Fixed Assets (%)	0.9%	1.4%
Return on Equity (%)	-0.7%	-0.9%
Net Income per Weighted Aver. Shares Outstanding		
In Chilean pesos	-8.67	- 10.07
In US$	-0.01	- 0.02
Net Income per ADS (*)(US$)	-0.05	- 0.06

(*) 1 ADS *represents* 4 *Series A common shares.*

6. Lines in Service Information

	As of or for the three-month period ended March 31,	
	2001	2002
Average number during the period	2,713,195	2,734,366
Number at the end of the period	2,725,587	2,746,178

7. Taxation of Dividends Paid to Foreign Holders

Cash dividends paid by the Company with respect to the Series A Common Stock held by Foreign Holders will be subject to a Chilean withholding tax at a rate of 35% (the "Additional Tax"), which is withheld and paid by the Company. A credit against the withholding tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the "First Category Tax"). Full applicability of the First Category Tax credit at the 16% rate results in an effective dividend withholding tax rate of 22.6%. Consequently, the withholding tax rate with respect to dividends fluctuates between 22.6% and 35%, depending on whether or not the Company is subject to the First Category Tax.

Since 1994, when the Chilean Internal Revenue Service authorized the Company to record accelerated depreciation of its fixed assets for tax purposes, taxable income generally has been negative or less than the dividends distributed to its shareholders. Consequently, no First Category Tax credit has been available generally, resulting in the application of the maximum 35% withholding tax rate for most of the period since 1994.

When the First Category Tax credit is available, it does not reduce the withholding tax on a one-for-one basis because it also increases the base on which the withholding tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category tax paid by the Company is reduced proportionately. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a withholding tax rate of 35%, an effective First Category Tax at the maximum rate of 16%, and a distribution of 100% of the Company's net income that is distributable after payment of the First Category Tax.

Company taxable income		100
First Category Tax (15% of Ch$ 100)		(16)
Net distributable income		84
Dividend distributed by the Company	84	
Additional Tax		
(35% of the Ch$100 Company taxable income)		(35)
Credit for First Category Tax		16
Net Additional Tax withheld		(19)
Net dividend received	65	
Effective dividend withholding tax rate	20/85	22.6%

The foregoing tax consequences apply to cash dividends paid by the Company to the Depositary as representative of the holders of ADRs. The Ruling provides that disbursements of such cash dividends by the Depositary to the holders of ADRs will not be subject to Chilean taxation. Dividend distributions made in property (other than Shares of Series A Common Stock) will be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

The distribution and exercise of preemptive rights relating to Series A Common Stock will not be subject to Chilean taxes. However, amounts received in exchange for the sale of preemptive rights will be subject to both the First Category Tax and the Additional Tax (the former being creditable against the latter).

On September 28, 2001, the Law N° 19,753 was published modifying the Income tax Law, such as the corporate income tax rate increased to 16% for year 2002, 16.5% for year 2003 and 17% for 2004 and ahead.

Consequently, the effective withholding tax rate for dividend distribution purposes would be as follows:

Year 2001	20/85	= 23.5%
Year 2002	19/84	= 22.6%
Year 2003	18.5/83.5	= 22.2%
From Year 2004	18/83	= 21.7%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

By: ______________________

Julio Covarrubias F.
Chief Financial Officer

Date: May 28, 2002